

Mail Stop 3030

June 10, 2009

Via Facsimile and U.S. Mail

Mr. John C. Casper
Chief Financial Officer
Ultralife Corporation
2000 Technology Parkway
Newark, New York 14513

> **Re:** **Ultralife Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the quarter ended March 29, 2009**
> **File No. 000-20852**

Dear Mr. Casper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition…

General, page 28

1.   The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company's executives are most focused, and the actions they are taking in response. In future filings, please expand this overview disclosure to provide an analysis of the major issues that are of concern to management. For example, expand your disclosure to present how management anticipates synergizing the businesses of the entities acquired over the past three years with your current business model. We also note your disclosure on page 31 that your gross margin in your Design and Installation Services segment decreased in 2007 "due primarily to investments [you] are making and associated start-up costs;" a discussion of what investments currently are contemplated would be appropriate in this section. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Note 1 – Summary of Operations and Significant Accounting Policies, page 53

I. Long-Lived Assets, Goodwill and Intangibles, page 54

2.   Please revise future filings to disclose additional details regarding your accounting for goodwill. Specifically, please address the following:

- Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.
- Disclose the date on which you conduct your annual goodwill impairment testing in accordance with paragraph 26 of SFAS 142.
- Disclose how many reporting units you have identified in accordance with paragraphs 30-31 of SFAS 142.
- Disclose additional details regarding the results of your goodwill impairment analysis. For example, disclose whether the first step of the goodwill impairment evaluation indicated potential impairment and, if so, the results of your second step analysis.

S. Fair Value of Financial Instruments

3.   We note your disclosures regarding the fair value of your financial instruments under SFAS 107. Please revise future filings to disclose the methodology and your basis for any significant assumptions you use in determining the fair value of your convertible notes and any other significant financial instruments. Refer to paragraph 10 of SFAS 107.

Note 2 – Acquisitions, page 60

U.S. Energy Systems, Inc. and U.S. Power Services, Inc.

4.   We note that under the acquisition agreements you may be required to issue up to 200,000 additional shares if certain post-acquisition financial milestones are achieved. Please revise future filings to quantify any significant financial milestones.

McDowell Research, Ltd., page 66

5.   We note that on November 16, 2007, you finalized a settlement agreement with the sellers of McDowell Research, Ltd. relating to the initial purchase price of the company. We further note that based on the facts and circumstances surrounding the settlement you recorded the $7.6 million settlement to income rather than a purchase price adjustment. Please describe to us facts and circumstances that led you to conclude the settlement agreement should be recorded in income rather than a purchase price adjustment. In this regard, we note your disclosure that "there was not a clear and direct link to the purchase price," however, you also state that "the settlement agreement reduced the overall purchase price by approximately $7,900."

Note 5 – Debt and Capital Leases, page 71

6.   We note that you were in compliance with all debt covenants related to your credit facility as of December 31, 2008. Please revise future filings to quantify the most restrictive financial debt covenants.

Note 8 – Income Taxes, page 82

7.   We note your disclosures regarding the tax provision recorded in the second quarter of 2008 that related to the year ended December 31, 2007. We also note your discussion of your consideration of the qualitative factors in SAB 99 in concluding that the adjustment was not material to the 2007 consolidated financial statements or the Form 10-K for the year ended December 31, 2008. Please provide us with your full materiality analysis for each of 2007 and 2008, including a discussion of how you considered the quantitative impact of the error. Please tell us what "other qualitative factors" you considered in concluding that the error was not material. In this regard, please note that the guidance in

SAB 99 refers to qualitative factors that could cause a quantitatively small error to be material to the financial statements. However, we note that the error discussed here results in your net income for 2007 of $5.6 million being overstated by approximately $3.1 million.

Item 9A. Controls and Procedures, page 89

Changes in Internal Controls Over Financial Reporting, page 89

8.   We see your disclosure here that you "have taken the necessary steps to implement adequate controls and procedures…" We further note your disclosure that "there has been no other change in the internal control over financial reporting that occurred during the fiscal year covered by this annual report…" (emphasis added). Please address the following:

- Your current disclosure regarding changes relating to your India JV and USE appears vague and does not appear to provide the reader with specific information about changes in your internal control over financial reporting. Revise future filings to clearly disclose any changes in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

- Please note that the disclosures required by Item 308(c) of Regulation S-K refers to changes in your internal control over financial reporting that have occurred during your last fiscal quarter. Please revise future filings to comply with Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page 91

9.   We note from your discussion under "Performance Based Annual Cash-Based Incentive Compensation" on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the short-term cash incentive plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much

detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

10.   We refer to your discussion under "Long-Term Equity Incentive Compensation" beginning on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K. We believe that investors will benefit from an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how you determined specific stock option and restricted share awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual grant determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your future filings, please provide revised disclosure, please also clarify the reasons for the relative size of the grants among the officers. See Item 402(b)(2)(vii) of Regulation S-K.

Signatures, page 97

11.   You are required to indicate on the signature page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. For example, it does not appear that your filing has been signed by a controller or principal accounting officer. Please tell us how have satisfied or intend to satisfy this requirement, whether by amendment or otherwise. Refer to General Instruction D(2) to Form 10-K.

Form 10-Q for the quarter ended March 29, 2009

Note 2 – Acquisitions and Joint Ventures, page 6

AMTI Brand, page 6

12.   We note that you acquired AMTI on March 20, 2009. Please revise future filings to make the fair value disclosures for the nonfinancial assets and liabilities you acquired, as required by SFAS 157, for any material acquisitions. Refer to paragraph 9(a) of FSP 157-2.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Mr. John C. Casper
Ultralife Corporation
June 10, 2009
Page 6

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463, or Timothy Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief